

Kaplan Voekler Cunningham & Frank PLC

Pamela Catania
Direct Dial: 804.916.9068
Direct Fax: 804.916.9168

pcatania@kv-legal.com

SEC
Mail Processing
Section

NOV 19 2012

Washington DC
402

November 16, 2012

VIA FEDERAL EXPRESS

SEC Headquarters
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Offering Statement on Form 1-A of Sail Energy Holdings, LLC

To Whom It May Concern:

On behalf of our client, Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), please find enclosed for filing with the United States Securities and Exchange Commission (the "Commission") seven (7) copies of the Company's Offering Statement on Form 1-A together with all exhibits thereto (collectively, the "Offering Statement").

Pursuant to Section III (1) of the General Instructions to Form 1-A, we inform the Commission that the compensation to be paid to ARI Financial Services, Inc., as described in the Offering Statement has not yet been cleared by the Financial Industry Regulatory Authority.

If you have any questions or would like further information regarding the Company's Offering Statement, please do not hesitate to contact me at 804-916-9068.

Yours very truly,



Pamela Catania

cc: Robert R. Kaplan Jr., Esq.
Mr. Dennis J. O'Brien
Mr. Mark A. Cleaves

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